

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 12, 2009

Mr. Frank M. Drendel
Chairman and Chief Executive Officer
CommScope, Inc.
1100 CommScope Place, SE
Hickory, North Carolina 28602

> **Re**: **CommScope, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1-12929**

Dear Mr. Drendel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>
<u>Management's Discussion and Analysis</u>
<u>Critical accounting policies</u>
<u>Impairment reviews of goodwill and indefinite-lived intangible assets, page 32</u>

1.   We note that goodwill accounted for 24% of total assets at December 31, 2008. We note your disclosure indicating that during 2008, you determined that an indication of potential goodwill impairment existed due to the sustained decrease in your market capitalization below book value along with the consideration of certain 2009 budgeting activities that indicated lower operating results for certain reporting units than were previously forecast. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that a significant portion of your goodwill balance was not impaired. In light of the significant of your goodwill balance and your impairment charge, we believe you should expand your disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following additional information:

- Except for the Enterprise segment, disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- Disclose the amount of the impairment charge for each reporting unit.

- Disclose the historical revenue growth rates and operating income margin in 2008 for the reporting units included in the ACCG, Broadband and WNS segments. Explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flows projections.

- Revise to disclose the range of revenue growth rates and operating income margins used in your cash flow projections for the reporting units included in the ACCG, Broadband and WNS segments.

- With regard to the reporting units included in the Broadband segment, disclose the annual growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

- In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

> For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

2.   Please tell us your consideration in using other valuation approaches, such as the market approach, to support your determination of the fair value of the reporting units.

3.   In light of the significant goodwill impairment charge reflected in the final quarter of fiscal year 2008, you should expand your MD&A to discuss for each affected reporting unit your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Form 10-Q for the quarter ended March 31, 2009

4.   Refer to your tabular segment disclosures on page 14 of your March 31, 2009 Form 10-Q which reflect material deterioration in your segment operating results when compared with the operating results of the fourth quarter and the first quarter of 2008. Tell us whether the growth rates assumptions used in the most recent annual impairment test are consistent with the 1st quarter operating results. Further, addressing the factors in paragraph 28 of SFAS 142 tell us how you concluded that you were not required to perform an interim goodwill impairment test under SFS 142 as of March 31, 2009.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director